REVOLVING LINE OF CREDIT NOTE

1. DEFINED TERMS. As used in this Revolving Line of Credit Note (this “Note”), the following terms shall have the meanings there indicated:

1.1	Borrower:	National Investment Managers Inc.
A Florida corporation
545 Metro Place South, Suite 100
Dublin, OH 43017

1.2	Lender:	RBS Citizens, National Association
28 State Street
Boston, MA 02109

1.3	Expiration Date:	July 31, 2010

1.4	Loan Agreement:	The Revolving Line of Credit and Term Loan Agreement of even date herewith by and between Borrower and Lender, as may be amended, modified, or extended from time to time.

1.5	Maximum
	Revolving Credit:	$2,000,000.00.

All capitalized terms used, but not otherwise defined, herein shall have the meanings set forth in the Loan Agreement. The terms and conditions of the Loan Agreement and the other Loan Documents are incorporated herein by reference.

2. DEBT: For value received, the Borrower hereby promises to pay to the order of Lender the Maximum Revolving Credit, or so much of the Maximum Revolving Credit as has been advanced by Lender from time to time pursuant to the Loan Agreement, together with interest on all unpaid balances under this Note at the applicable interest rate set forth in this Note and with all other amounts due hereunder or under the Loan Documents. Loan proceeds under this Note shall be advanced as a revolving line of credit loan, such that, prior to the Expiration Date and provided that Borrower complies with the terms and conditions of the Loan Documents, the Borrower may, from time to time, borrow, re-pay, and re-borrow principal under the Note, so long as the Aggregate Revolving Advances do not exceed the Maximum Revolving Credit.

3. INTEREST: Each Revolving Advance shall accrue interest at a variable per annum rate of interest equal to either, at Borrower’s election in accordance with the terms and conditions of the Loan Agreement, (i) the Prime Rate or (ii) the Adjusted LIBOR Rate, plus the LIBOR Rate Margin (as such terms are defined in Rider A entitled “RBS Citizens Standard Libor Provisions (Revolving Line of Credit)” attached hereto and made a part hereof) (the “LIBOR Option”). Changes in the interest rate applicable to any Revolving Advance occurring as a result of changes in the Prime Rate or the LIBOR Advantage Rate, as applicable, shall take place immediately without notice to Borrower or demand of any kind. Interest on each Revolving Advance shall at all times be calculated on a 360-day year of twelve 30-day months, but shall accrue and be payable on the actual number of days elapsed.

4. PAYMENTS: The Borrower shall make monthly payments of accrued interest in arrears on the outstanding principal balance of each Revolving Advance on (x) each Payment Date, for Revolving Advances accruing interest at the Prime Rate and (y) each LA Interest Payment Date (as defined in Rider A), for Revolving Advances accruing interest at the LIBOR Advantage Option. If interest is due and accrued for a period of more or less than one (1) month on any Payment Date or on any LA Interest Payment Date, as applicable, such payment shall be increased or decreased to the extent that the amount of interest then due under such payment exceeds or is less than one (1) month’s interest. The Borrower shall also repay the Aggregate Revolving Advances in part from time to time in such principal amounts as may be necessary to ensure that the Aggregate Revolving Advances at no time exceed the Maximum Revolving Credit. On the Expiration Date or such earlier date as may be required by the terms of the Loan Documents, the Borrower shall pay to Lender the entire then unpaid balance of principal, interest, and other charges due under the Loan Documents. Any payments on this Note, whether such payment is of a regular installment or represents a prepayment, shall be made in coin and currency of the United States of America which is legal tender for the payment of public and private debts, in immediately available funds, to Lender at Lender's address set forth herein or at such other address as Lender may from time to time designate in writing. The Borrower hereby authorizes Lender to charge any account maintained by Borrower with Lender for any payment due from Borrower under this Note or under any of the other Loan Documents. In any of the foregoing cases, such authorization, however, does not obligated Lender so to charge nor does it limit the Borrower’s obligation to make any payment when due.

5. DEFAULT INTEREST: Upon an Event of Default, at Lender’s option, Borrower shall, in addition to any other payment due hereunder, pay interest under this Note from and after the date on which such Event of Default has occurred at a per annum interest rate equal to the lesser of (a) the Interest Rate, plus five percent (5%), or (b) the maximum rate permitted by law, and such interest shall be due and payable, on demand, at such rate until such Event of Default has been waived in writing by Lender or the entire outstanding amount due under this Note is paid to Lender, whether or not any action shall have been taken or proceeding commenced to recover the same or to foreclose upon the Collateral. Nothing in this Section 5 or in any other provision of this Note shall constitute an extension of the time of payment of the indebtedness hereunder.

6. DELINQUENCY CHARGES: If Borrower fails to pay any amount due under this Note for ten (10) days after such payment becomes due, whether by acceleration or otherwise, Lender may, at its option, whether immediately or at the time of final payment of the amounts evidenced by this Note impose a delinquency or “late” charge equal to five percent (5%) of the amount of such past due payment, notwithstanding the date on which such payment is actually paid in full, and the amount thereof shall be secured by the Loan Documents and by any other collateral held by Lender to secure the indebtedness evidenced by the Loan Documents. Borrower agrees that any such delinquency charges shall not be deemed to be additional interest or penalty, but shall be deemed to be liquidated damages because of the difficulty in computing the actual amount of damages in advance.

7. COSTS AND EXPENSES UPON DEFAULT: After a Default Event or an Event of Default, in addition to principal, interest and delinquency charges, Lender shall be entitled to collect all costs of collection, including, but not limited to, reasonable attorneys fees and expenses, incurred in connection with the protection or realization of collateral or in connection with Lender’s exercise of any rights under the Loan Documents or with any of Lender's collection efforts, whether or not suit on this Note is filed, and all such costs and expenses shall be payable on demand and until paid shall also be secured by the Loan Documents and by all other collateral held by Lender as security for Borrower’s obligations to Lender.

8. APPLICATION OF PAYMENTS: Unless an Event of Default has occurred, all payments hereunder shall be applied first to delinquency charges, costs of collection and enforcement and other similar amounts due, if any, under this Note and under the Loan Agreement, then to interest which is due and payable under this Note, and the remainder, if any, to principal due and payable under this Note. If an Event of Default has occurred, such payments may be applied to sums due under this Note or under the Loan Agreement in any order and combination that Lender may, in its sole and absolute discretion, determine.

9. PERMITTED PREPAYMENT: The Borrower shall have the right to prepay the outstanding Revolving Advances in whole or in part at any time without prepayment interest or penalty and to re-borrow such amounts as permitted by the terms of the Loan Agreement; provided that Borrower shall be liable at the time of any such prepayment for any LIBOR Breakage Fee (as defined in Rider A) or any fees in connection with any Hedging Obligations (as defined in Rider A).

10. COSTS; ILLEGALITY OF LOAN: The Borrower shall pay to Lender on demand (i) all costs and expenses of Lender in connection with, and any stamp or other taxes or charges (including filing fees) payable with respect to, this Note and the enforcement hereof; and (ii) any amount necessary to compensate it for (a) any losses or costs (including funding costs) sustained by it as a consequence of any default by Borrower hereunder; and (b) any increased costs Lender may sustain in maintaining the borrowing evidenced hereby due to the introduction of, or any change in, law or applicable regulations (including the interpretation thereof) or due to the compliance by Lender with any guideline or request from any central bank or governmental authority. In addition, if it shall become unlawful, or any central bank or other governmental authority shall assert it to be unlawful, for Lender (or any bank which is directly or indirectly funding Lender with respect to the Revolving Loan) to maintain the borrowing evidenced hereby, Borrower agrees to prepay this Note in full together with accrued interest and other amounts payable hereunder on demand.

11. WAIVERS: BORROWER AND EACH GUARANTOR OF THIS NOTE SEVERALLY AND IRREVOCABLY WAIVE THEIR RESPECTIVE RIGHTS TO NOTICE AND HEARING TO THE EXTENT PERMITTED BY ANY STATE OR FEDERAL LAW WITH RESPECT TO ANY PREJUDGMENT REMEDY WHICH LENDER MAY DESIRE TO USE, and, further, severally and irrevocably waive presentment for payment, demand, notice of nonpayment, notice of intention to accelerate the maturity of this Note, diligence in collection, commencement of suit against any obligor, notice of protest, and protest of this Note and all other notices in connection with the delivery, acceptance, performance, default or enforcement of the payment of this Note, before or after the maturity of this Note, with or without notice to Borrower and any Guarantor, and agree that their liability shall not be in any manner affected by any indulgence, extension of time, renewal, waiver or modification granted or consented to by Lender. The Borrower and each Guarantor consent to any and all extensions of time, renewals, waivers or modifications that may be granted by Lender with respect to the payment or other provisions of this Note, and to any substitution, exchange or release of the collateral for this Note, or any part thereof, with or without substitution of said collateral, and agree to the addition or release of any Guarantor, all whether primarily or secondarily liable, before or after maturity of this Note, with or without notice to Borrower or any Guarantor, and without affecting their liability under this Note. Any delay on the part of Lender in exercising any right under this Note shall not operate as a waiver of any such right, and any waiver granted or consented to on one occasion shall not operate as a waiver in the event of any subsequent default.

BORROWER AND EACH GUARANTOR OF THIS NOTE HEREBY SEVERALLY AND IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY PROCEEDINGS HEREAFTER INSTITUTED BY OR AGAINST BORROWER OR GUARANTOR IN RESPECT OF THIS NOTE OR ARISING OUT OF ANY DOCUMENT, INSTRUMENT OR AGREEMENT EVIDENCING, GOVERNING OR SECURING THIS NOTE.

12. NO USURY: Lender and Borrower intend to comply at all times with applicable usury laws. If at any time such laws would ever render usurious any amounts called for under this Note or the other Loan Documents, then it is Borrower’s and Lender’s express intention that Borrower shall not be required to pay interest on this Note at a rate in excess of the maximum lawful rate, that the provisions of this Section 12 shall control over all other provisions of this Note which may be in apparent conflict herewith, that such excess amount shall be credited to the principal balance of this Note (or, if this Note has been fully paid, refunded by Lender to Borrower), and the provisions hereof shall be reformed and the amounts thereafter collectible under this Note reduced, without the necessity of the execution of any further documents, so as to comply with the then applicable law, but so as to permit the recovery by Lender of the fullest amount otherwise called for under this Note. Any such crediting or refund shall not cure or waive any default by Borrower under this Note or the other Loan Documents. If at any time following any reduction in the interest rate payable by Borrower there remains unpaid any principal amount under this Note and the maximum interest rate allowed by applicable law is increased or eliminated, then the interest rate payable under this Note shall be readjusted, to the extent not prohibited by applicable law, so that the dollar amount of interest payable hereunder shall be equal to the dollar amount of interest which would have been paid by Borrower without giving effect to the reduction in interest resulting from compliance with applicable usury laws. Borrower agrees that in determining whether or not any interest payable under this Note exceeds the highest rate allowed by law, any non-principal payment (except payments specifically stated in this Note to be "interest"), including, without limitation, prepayment fees and delinquency charges, shall, to the maximum extent allowed by law, be an expense, fee or premium rather than interest. The term "applicable law", as used in this Note shall mean the laws of The Commonwealth of Massachusetts or the laws of the United States, whichever laws allow the greater rate of interest, as such laws now exist or may be changed or amended or come into effect in the future.

13. ACCELERATION AND OTHER REMEDIES: If:

(a) Borrower fails to pay any sum due on this Note within ten (10) days of the due date; or

(b) An “Event of Default,” as such term is defined in the Loan Agreement or any other Loan Document, occurs;

then, and in any such event, Lender may, at its option, declare the entire unpaid balance of this Note together with interest accrued thereon, to be immediately due and payable and Lender may proceed to exercise any rights or remedies that it may have under this Note or the Loan Agreement or such other rights and remedies which Lender may have at law, equity or otherwise.

14. JOINT AND SEVERAL LIABILITY: The liabilities of Borrower and any Guarantor of this Note are joint and several; provided, however, the release by Lender of Borrower or any one or more Guarantor shall not release any other person obligated on account of this Note. Each reference in the within Note to Borrower and any Guarantor is to such person individually and also to all such persons jointly. No person obligated on account of this Note may seek contribution from any other person also obligated unless and until all liabilities to Lender from the person from whom contribution is sought have been satisfied in full.

15. SUCCESSORS AND ASSIGNS: This Note shall be binding upon Borrower and upon its respective successors, assigns and representatives, and shall inure to the benefit of Lender and its successors, endorsees, and assigns.

16. SECURITY: This Note is secured by the other Loan Documents, and all amendments, modifications, supplements, substitutions, additions, renewals, replacements and extensions thereof. Borrower hereby grants to Lender a security interest in any and all deposits or other sums at any time credited by or due from Lender to Borrower and any cash, securities, instruments, or other property of Borrower which now or hereafter are at any time in the possession or control of Lender, and such sums shall constitute additional security to Lender for the liabilities of Borrower to Lender, including, without limitation, the liability evidenced hereby, and may be applied or set off by Lender against such liabilities at any time from and after an Event of Default hereunder, whether or not other collateral is available to Lender.

17. COLLECTION: Any check, draft, money order or other instrument given in payment of all or any portion hereof may be accepted by Lender and handled by collection in the customary manner, but the same shall not constitute payment hereunder or diminish any rights of Lender except to the extent that actual cash proceeds of such instrument are unconditionally received by Lender and applied to this indebtedness in the manner elsewhere herein provided.

18. AMENDMENTS: This Note may be changed or amended only by an agreement in writing signed by the party against whom enforcement is sought.

19. GOVERNING LAW; SUBMISSION TO JURISDICTION: This Note is given to evidence debt for business or commercial purposes, is being delivered to Lender at one of its offices in The Commonwealth of Massachusetts and shall be governed by and construed under the laws of said Commonwealth. Borrower and each officer, director, and employee of Borrower hereby submit to personal jurisdiction in said Commonwealth for the enforcement of Borrower’s obligations hereunder, under the Loan Agreement and under the other Loan Documents, and waive any and all personal rights under the law of any other state to object to jurisdiction within such Commonwealth for the purposes of litigation to enforce such obligations of Borrower. In the event such litigation is commenced, Borrower agrees that service of process may be made, and personal jurisdiction over Borrower obtained, by service of a copy of the summons, complaint and other pleadings required to commence such litigation upon Borrower at the address set forth in the preamble to this Note.

20. CAPTIONS: All paragraph and subparagraph captions are for convenience of reference only and shall not affect the construction of any provision herein.

IN WITNESS WHEREOF, this Note has been executed and delivered under seal this 30th day of November, 2007.

BORROWER:

NATIONAL INVESTMENT MANAGERS INC.

By:/s/Steven Ross
Witness	Name: Steven Ross
Title: CEO

RBS CITIZENS STANDARD LIBOR PROVISIONS
(REVOLVING LINE OF CREDIT)
Borrower: National Investment Managers Inc.

1. Certain Definitions.

“Adjusted LIBOR Rate” means, relative to any LIBOR Rate Loan to be made, continued or maintained as, or converted into, a LIBOR Rate Loan for any LIBOR Interest Period, a rate per annum determined by dividing (x) the LIBOR Rate for such LIBOR Interest Period by (y) a percentage equal to one hundred percent (100%) minus the LIBOR Reserve Percentage.

“Business Day” means:

(a)	any day which is neither a Saturday or Sunday nor a legal holiday on which commercial banks are authorized or required to be closed in Boston, MA;

(b)
when such term is used to describe a day on which a borrowing, payment, prepaying, or repaying is to be made in respect of any LIBOR Rate Loan, any day which is: (i) neither a Saturday or Sunday nor a legal holiday on which commercial banks are authorized or required to be closed in New York City; and (ii) a London Banking Day; and

(c)	when such term is used to describe a day on which an interest rate determination is to be made in respect of any LIBOR Rate Loan, any day which is a London Banking Day.

“Expiration Date” means July 31, 2010, unless accelerated sooner pursuant to the terms hereof.

“Hedging Contracts” means, interest rate swap agreements, interest rate cap agreements and interest rate collar agreements, or any other agreements or arrangements entered into between the Borrower and the Lender and designed to protect the Borrower against fluctuations in interest rates or currency exchange rates.

“Hedging Obligations” means, with respect to the Borrower, all liabilities of the Borrower to the Lender under Hedging Contracts.

“Interest Payment Date” means, relative to any LIBOR Rate Loan having an LIBOR Interest Period of three months or less, the last Business Day of such LIBOR Interest Period, and as to any LIBOR Rate Loan having an LIBOR Interest Period longer than three months, each Business Day which is three months, or a whole multiple thereof, after the first day of such LIBOR Interest Period and the last day of such LIBOR Interest Period.

“LIBOR Rate” means, relative to any LIBOR Interest Period, the offered rate for deposits of U.S. Dollars in an amount approximately equal to the amount of the requested LIBOR Rate Loan for a term coextensive with the designated LIBOR Interest Period which the British Bankers’ Association fixes as its LIBOR rate as of 11:00 a.m. London time on the day which is two London Banking Days prior to the beginning of such LIBOR Interest Period. If such day is not a London Banking Day, the LIBOR Rate shall be determined on the next preceding day which is a London Banking Day. If for any reason the Lender cannot determine such offered rate by the British Bankers’ Association, the Lender may, in its discretion, select a replacement index based on the arithmetic mean of the quotations, if any, of the interbank offered rate by first class banks in London or New York for deposits in comparable amounts and maturities.

“LIBOR Interest Period” means, relative to any LIBOR Rate Loan:

(i)
initially, the period beginning on (and including) the date on which such LIBOR Rate Loan is made or continued as, or converted into, a LIBOR Rate Loan and ending on (but excluding) the day which numerically corresponds to such date one, three or six months thereafter (or, if such month has no numerically corresponding day, on the last Business Day of such month), in each case as the Borrower may select in its notice pursuant to the Loan Agreement; and

(ii)
thereafter, each period commencing on the last day of the next preceding LIBOR Interest Period applicable to such LIBOR Rate Loan and ending one, three or six months thereafter, as selected by the Borrower by irrevocable notice to the Lender;

provided, however, that:

(a)	at no time may there be more than three (3) LIBOR Interest Periods in effect with respect to the LIBOR Rate Loans;

(b)	LIBOR Interest Periods commencing on the same date for LIBOR Rate Loans comprising part of the same advance under this agreement shall be of the same duration;

(c)
LIBOR Interest Periods for LIBOR Rate Loans in connection with which the Borrower has or may incur Hedging Obligations with the Lender shall be of the same duration as the relevant periods set under the applicable Hedging Contracts;

(d)
if such LIBOR Interest Period would otherwise end on a day which is not a Business Day, such LIBOR Interest Period shall end on the next following Business Day unless such day falls in the next calendar month, in which case such LIBOR Interest Period shall end on the first preceding Business Day; and

(e)	no LIBOR Interest Period may end later than the termination of this agreement.

“LIBOR Rate Loan” means any Revolving Advance the rate of interest applicable to which is based upon the LIBOR Rate.

“LIBOR Rate Margin” means two and three quarters of one percent (2.75%) per annum.

“LIBOR Reserve Percentage” means, relative to any day of any LIBOR Interest Period, the maximum aggregate (without duplication) of the rates (expressed as a decimal fraction) of reserve requirements (including all basic, emergency, supplemental, marginal and other reserves and taking into account any transitional adjustments or other scheduled changes in reserve requirements) under any regulations of the Board of Governors of the Federal Reserve System (the “Board”) or other governmental authority having jurisdiction with respect thereto as issued from time to time and then applicable to assets or liabilities consisting of “Eurocurrency Liabilities”, as currently defined in Regulation D of the Board, having a term approximately equal or comparable to such LIBOR Interest Period.

“London Banking Day” means a day on which dealings in US dollars deposits are transacted in the London interbank market.

“Prime Rate” shall mean a rate per annum equal to the rate of interest announced by Lender in Boston, MA from time to time as its “Prime Rate.” Any change in the Prime Rate shall be effective immediately from and after such change in the Prime Rate. Interest accruing by reference to the Prime Rate shall be calculated on the basis of actual days elapsed and a 360-day year. The Borrower acknowledges that the Lender may make loans to its customers above, at or below the Prime Rate.

“Prime Rate Loan” means any Revolving Advance for the period(s) when the rate of interest applicable to such Revolving Advance is calculated by reference to the Prime Rate.

“Prime Rate Margin” means 0% (zero basis points) per annum.

2. Borrowing Procedures.

2.1 LIBOR Loan Request. By delivering a borrowing request to the Lender on or before 10:00 a.m., New York time, on a Business Day, the Borrower may from time to time irrevocably request, on not less than two nor more than five Business Days’ notice, that a LIBOR Rate Loan be made in a minimum amount of $100,000 and integral multiples of $10,000, with a LIBOR Interest Period as set forth above. On the terms and subject to the conditions of this agreement, each LIBOR Rate Loan shall be made available to the Borrower no later than 11:00 a.m. New York time on the first day of the applicable LIBOR Interest Period by deposit to the account of the Borrower as shall have been specified in its borrowing request.

2.2 Continuation and Conversion Elections. By delivering a conversion notice to the Lender on or before 10:00 a.m., New York time, on a Business Day, the Borrower may from time to time irrevocably elect, on not less than two nor more than five Business Days’ notice, that all or any portion of any LIBOR Rate Loan, in an aggregate minimum amount of $100,000 and integral multiples of $10,000, be converted on the last day of a LIBOR Interest Period into a LIBOR Rate Loan with a different LIBOR Interest Period; provided, however, that no portion of the outstanding principal amount of any LIBOR Rate Loan may be converted to, or be continued as, a LIBOR Rate Loan when any Event of Default has occurred and is continuing, and no portion of the outstanding principal amount of any LIBOR Rate Loan may be converted to LIBOR Rate Loan of a different duration if such LIBOR Rate Loan relates to any Hedging Obligation. In the absence of delivery of a conversion notice with respect to any LIBOR Rate Loan at least two Business Days before the last day of the then current LIBOR Interest Period with respect thereto, such LIBOR Rate Loan shall, on such last day, automatically continue as a LIBOR Rate Loan with the same LIBOR Interest Period.

3. Repayments, Prepayments and Interest.

3.1 Repayments Continuations and Conversions. LIBOR Rate Loans shall mature and become payable in full on the last day of the LIBOR Interest Period relating to such LIBOR Rate Loan. Upon maturity, a LIBOR Rate Loan may be continued for an additional LIBOR Interest Period or may be converted to a Prime Rate Loan.

3.2 Voluntary Prepayment of LIBOR Rate Loans. LIBOR Rate Loans may be prepaid upon the terms and conditions set forth herein. For LIBOR Rate Loans in connection with which the Borrower has or may incur Hedging Obligations, additional obligations may be associated with prepayment, in accordance with the terms and conditions of the applicable Hedging Contracts. The Borrower shall give the Lender, no later than 10:00 a.m., New York City time, at least four (4) Business Days notice of any proposed prepayment of any LIBOR Rate Loans, specifying the proposed date of payment of such LIBOR Rate Loans, and the principal amount to be paid. Each partial prepayment of the principal amount of LIBOR Rate Loans shall be in an integral multiple of $100,000 and accompanied by the payment of all charges outstanding on such LIBOR Rate Loans (including the LIBOR Breakage Fee) and of all accrued interest on the principal repaid to the date of payment.

3.3 LIBOR Breakage Fee. Upon: (i) any default by Borrower in making any borrowing of, conversion into or continuation of any LIBOR Rate Loan following Borrower’s delivery of a borrowing request or continuation/conversion notice hereunder or (ii) any prepayment of a LIBOR Rate Loan on any day that is not the last day of the relevant LIBOR Interest Period (regardless of the source of such prepayment and whether voluntary, by acceleration or otherwise), the Borrower shall pay an amount (“LIBOR Breakage Fee”), as calculated by the Lender, equal to the amount of any losses, expenses and liabilities (including without limitation any loss of margin and anticipated profits) that Lender may sustain as a result of such default or payment. The Borrower understands, agrees and acknowledges that: (i) the Lender does not have any obligation to purchase, sell and/or match funds in connection with the use of the LIBOR Rate as a basis for calculating the rate of interest on a LIBOR Rate Loan, (ii) the LIBOR Rate may be used merely as a reference in determining such rate, and (iii) the Borrower has accepted the LIBOR Rate as a reasonable and fair basis for calculating the LIBOR Breakage Fee and other funding losses incurred by the Lender. Borrower further agrees to pay the LIBOR Breakage Fee and other funding losses, if any, whether or not the Lender elects to purchase, sell and/or match funds.

3.4 Interest Provisions. Interest on the outstanding principal amount of each Revolving Advance, when classified as a: (i) LIBOR Rate Loan, shall accrue during each LIBOR Interest Period at a rate per annum equal to the sum of the Adjusted LIBOR Rate for such LIBOR Interest Period plus the LIBOR Rate Margin, and be due and payable on each Interest Payment Date and on the Expiration Date, and (ii) Prime Rate Loan, shall accrue at a rate per annum equal to the sum of the Prime Rate plus the Prime Rate Margin, and be due and payable on each Interest Payment Date and on the Expiration Date.

4. Miscellaneous LIBOR Rate Loan Terms.

4.1 LIBOR Rate Lending Unlawful. If the Lender shall determine (which determination shall, upon notice thereof to the Borrower be conclusive and binding on the Borrower) that the introduction of or any change in or in the interpretation of any law, rule, regulation or guideline, (whether or not having the force of law) makes it unlawful, or any central bank or other governmental authority asserts that it is unlawful, for the Lender to make, continue or maintain any LIBOR Rate Loan as, or to convert any Revolving Advance into, a LIBOR Rate Loan of a certain duration, the obligations of the Lender to make, continue, maintain or convert into any such LIBOR Rate Loans shall, upon such determination, forthwith be suspended until the Lender shall notify the Borrower that the circumstances causing such suspension no longer exist, and all LIBOR Rate Loans of such type shall automatically convert into Prime Rate Loans at the end of the then current LIBOR Interest Periods with respect thereto or sooner, if required by such law or assertion.

4.2 Unavailability of LIBOR Rate. In the event that Borrower shall have requested a LIBOR Rate Loan in accordance with this Rider A and the Lender, in its sole discretion, shall have determined that U.S. dollar deposits in the relevant amount and for the relevant LIBOR Interest Period are not available to the Lender in the London inter-bank market; or by reason of circumstances affecting the Lender in the London inter-bank market, adequate and reasonable means do not exist for ascertaining the LIBOR Rate applicable to the relevant LIBOR Interest Period; or the LIBOR Rate no longer adequately and fairly reflects the Lender’s cost of funding Revolving Advances; upon notice from the Lender to the Borrower, the obligations of the Lender under the Note or the Loan Agreement (as defined in the Note) to make or continue any Revolving Advance as, or to convert any Revolving Advance into, LIBOR Rate Loans of such duration shall forthwith be suspended until the Lender shall notify the Borrower that the circumstances causing such suspension no longer exist.

4.3 Increased Costs. If, on or after the date hereof, the adoption of any applicable law, rule or regulation or guideline (whether or not having the force of law), or any change therein, or any change in the interpretation or administration thereof by any governmental authority, central bank or comparable agency charged with the interpretation or administration thereof, or compliance by the Lender with any request or directive (whether or not having the force of law) of any such authority, central bank or comparable agency: (a) shall impose, modify or deem applicable any reserve, special deposit or similar requirement (including, without limitation, any such requirement imposed by the Board of Governors of the Federal Reserve System of the United States) against assets of, deposits with or for the account of, or credit extended by, the Lender or shall impose on the Lender or on the London interbank market any other condition affecting its LIBOR Rate Loans or its obligation to make LIBOR Rate Loans; or (b) shall impose on the Lender any other condition affecting its LIBOR Rate Loans or its obligation to make LIBOR Rate Loans, and the result of any of the foregoing is to increase the cost to the Lender of making or maintaining any LIBOR Rate Loan, or to reduce the amount of any sum received or receivable by the Lender under this agreement with respect thereto, by an amount deemed by the Lender to be material, then, within 15 days after demand by the Lender, the Borrower shall pay to the Lender such additional amount or amounts as will compensate the Lender for such increased cost or reduction.

4.4 Increased Capital Costs. If any change in, or the introduction, adoption, effectiveness, interpretation, reinterpretation or phase-in of, any law or regulation, directive, guideline, decision or request (whether or not having the force of law) of any court, central bank, regulator or other governmental authority affects or would affect the amount of capital required or expected to be maintained by the Lender, or person controlling the Lender, and the Lender determines (in its sole and absolute discretion) that the rate of return on its or such controlling person’s capital as a consequence of its commitments or the loans made by the Lender is reduced to a level below that which the Lender or such controlling person could have achieved but for the occurrence of any such circumstance, then, in any such case upon notice from time to time by the Lender to the Borrower, the Borrower shall immediately pay directly to the Lender additional amounts sufficient to compensate the Lender or such controlling person for such reduction in rate of return. A statement of the Lender as to any such additional amount or amounts (including calculations thereof in reasonable detail) shall, in the absence of manifest error, be conclusive and binding on the Borrower. In determining such amount, the Lender may use any method of averaging and attribution that it (in its sole and absolute discretion) shall deem applicable.

4.5 Taxes. All payments by the Borrower of principal of, and interest on, LIBOR Rate Loans and all other amounts payable hereunder shall be made free and clear of and without deduction for any present or future income, excise, stamp or franchise taxes and other taxes, fees, duties, withholdings or other charges of any nature whatsoever imposed by any taxing authority, but excluding franchise taxes and taxes imposed on or measured by the Lender’s net income or receipts (such non-excluded items being called “Taxes”). In the event that any withholding or deduction from any payment to be made by the Borrower hereunder is required in respect of any Taxes pursuant to any applicable law, rule or regulation, then the Borrower will:

(a)	pay directly to the relevant authority the full amount required to be so withheld or deducted;

(b)	promptly forward to the Lender an official receipt or other documentation satisfactory to the Lender evidencing such payment to such authority; and

(c)
pay to the Lender such additional amount or amounts as is necessary to ensure that the net amount actually received by the Lender will equal the full amount the Lender would have received had no such withholding or deduction been required.

Moreover, if any Taxes are directly asserted against the Lender with respect to any payment received by the Lender hereunder, the Lender may pay such Taxes and the Borrower will promptly pay such additional amount (including any penalties, interest or expenses) as is necessary in order that the net amount received by the Lender after the payment of such Taxes (including any Taxes on such additional amount) shall equal the amount the Lender would have received had not such Taxes been asserted. If the Borrower fails to pay any Taxes when due to the appropriate taxing authority or fails to remit to the Lender the required receipts or other required documentary evidence, the Borrower shall indemnify the Lender for any incremental Taxes, interest or penalties that may become payable by the Lender as a result of any such failure.